



Franklin Electric

Monarch Capital Management

August 2008

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

Any forward-looking statements contained herein, including those relating to the Company's financial results, business goals and sales growth, involve risks and uncertainties, including but not limited to, risks and uncertainties with respect to general economic and currency conditions, various conditions specific to the Company's business and industry, weather conditions, new housing starts, market demand, competitive factors, changes in distribution channels, supply constraints, technology factors, litigation, government and regulatory actions, the Company's accounting policies, future trends, and other risks which are detailed in the Company's Securities and Exchange Commission filings, included in Item 1A of Part I of the Company's Annual Report on Form 10-K for the fiscal year ending December 29, 2007, Exhibit 99.1 attached thereto and in Item 1A of Part II of the Company's Quarterly Reports on Form 10-Q. These risks and uncertainties may cause actual results to differ materially from those indicated by the forward-looking statements. All forward-looking statements made herein are based on information currently available, and the Company assumes no obligation to update any forward-looking statements.

Franklin Electric

Topics

- Overview

- Growth Strategies

- Outlook

Financial Summary
FELE NASDAQ

	2008 6 mos YTD	
Sales	$378 mil	+ 34% (record)
Operating Income	$41.5 mil	+ 115% (record)
EPS	$1.01	+ 106%
Dividend (annualized)	$0.50	Increased for 15th Consecutive Year
Net Debt/Capital Employed	29%	

First Half EPS



Strategic Focus

**Residential, Agricultural &
Commercial Water Systems**
$5.6 Bil Global Market Potential

Fueling Systems
$1.0 Bil Global Market Potential



Steadily Growing
Global Demand

Customers Value
Reliability

Franklin Brand
Equity



Growth History
Product Line Extensions and Geographic Expansion

Water Systems







| Franklin Submersible Motor 1950s | Motors, Controls and Drives 1990s | Motors, Pumps, Drives and Controls 2004 | Adjacent Pumping Systems 2006 | Global Sales Opportunity |

Fueling Systems







| Franklin Submersible Motor 1960s | FE Petro Turbine Pump 1980s | FE Petro Turbine and Drive 1990s | Adjacent Products 2000s | Global Sales Opportunity |

7

Product/Market Sales Mix

2008 Annualized Sales $\pm$ $780 mil



Product/Market Sales Mix

2008 Annualized Sales ± $780 mil



Water Systems

Product Categories


Residential

Private Water Well

Community Water Well

Dewatering/Sump Pumps

Sewage & Effluent Pumps

HVAC Condensate Pumps

Pond & Fountain Pumps

Pressure Boosting

Utility Pumps


Agricultural

Irrigation Systems

Livestock Watering Systems


Commercial

Dewatering

Pressure Boosting

Desalination

Water Systems YTD Financial Summary:

	6 mos	
Sales	$294 mil	+33% (10% organic)
Operating Income	$41 mil	+62%

Franklin Global Market Position
Groundwater Pumping Systems

	% of $2 bil Global Addressable Market*
Franklin Electric	18-19%
Competitor A	11-13%
Competitor B	10-11%
Competitor C	9-11%
Competitor D	3-4%
All Others	42-49%
Total	**100%**

* Source – Franklin Management Estimates

Residential, Agricultural & Commercial
Pumping Systems - League Table

	% of $5.6 bil Global Addressable Market*	
Competitor A	13-16%	
Competitor B	11-12%	
Franklin Electric	10-11%	◄ 5-6% in 2004
Competitor C	6-8%	
Competitor D	2-3%	
All Others	51-59%	
Total	**100%**	

* Source – Franklin Management Estimates

International Water Systems

35% of Total Franklin Sales

	YTD 2008 **Sales Growth**
US/Canada Water Systems	+ 15%
International Water Systems	+ 62%



International Water Systems

Addressable Market and Growth Trend

	Total Addressable Market	Growth Profile
US/Canada Water Systems	$1.2 bil	→
International Water Systems (Mature Regions*)	$2.0 bil	→
International Water Systems (Developing Regions**)	$2.4 bil	↑
Total Water Systems Addressable Market	$5.6 bil	↗

* Mature Markets – Western Europe, Australia/NZ, Japan
** Developing Markets – Latin America, Asia/Pacific, Mid East, Africa, Eastern Europe

International Water Systems
Sales in Developing Regions*



* Latin America/Brazil, Asia/Pacific, Middle East, Africa, Eastern Europe

Global Water Systems Manufacturing Facilities



Wittlich
Brno
Berzo Demo
Siloam Springs
Oklahoma City
Grant County
Wilburton
Little Rock
Linares
Suzhou/China Sourcing
Joinville
Botswana
Johannesburg

	2003	2008
% Water Systems Manufacturing Headcount in Low Cost Regions	10%	45%

Water Systems

Major New Product Opportunities
Drive and Control Technologies

Growing Electronic Product Family





Grant County Factory









Franklin Fueling Systems

23% of Total Franklin Sales



Franklin Fueling Global Market Position

Fueling Equipment*

	% of $1 bil Global Addressable Market**
Franklin Electric	17%
Competitor A	12-14%
Competitor B	10-12%
All Others	57-61%
Total	**100%**

	6 mos YTD	
Sales	$84 mil	+ 33% (All Organic)
Operating Income	$20 mil	+ 84%

* Excludes Dispensing Systems
** Source – Franklin Management Estimates

Franklin Fueling Systems

Key Growth Driver:
Franklin Fuel Management Systems (Modules)

Environmental Issues:


- Vapor Control and Monitoring


- Leak Detection

- Product Adulteration Detection

- Inventory Monitoring
  and Management

- Variable Speed Pumping

Franklin Fueling Systems
California Vapor Control Mandate



- 12,000 Filling Stations in California

- Equipment Cost = $27,000/station

- $300 mil Market Opportunity 2008-2009

- Franklin is One of Only Two Authorized Suppliers

- 25% of Conversion Complete – Franklin Share 80%

- International Vapor Control Mandates

Franklin Fueling Systems
Vapor Control Mandates Currently Being Implemented

Country/Municipality	Number of Stations	Timing/Status
China:		
Beijing, Tianjin, Hebei	1,500	July 2008
Shanghai, Guangzhou	6,000	Jan 2010
UK*	3,500	Dec 2009
Spain	2,500	N/A
Isreal	1,000	N/A
Mexico:		
State of Mexico	500	N/A

* All stations over 3.5 M liters per year

Franklin Electric 2008 Outlook

- Total Sales Growth – 25% to 30%

- Organic Sales Growth in Excess of 12%

- Fixed Spending Leverage in Excess of 220 BPS

- Back Half Rate of Profit Improvement may be Slower than First Half



- **Raw Material and Freight Inflation**

- **Deteriorating Economic Conditions**

Franklin Changing Global Profile

2004
$370 mil

2008
+ $780 mil

Products
- Motors
- Pump Systems/Components




Customers
- Top 2
- All Other




Geographic Sales
- Developing Regions
- Developed Regions




Water Manufacturing Headcount
- US & Western Europe
- Low-Cost Countries




24



Franklin Electric

